Federal Home Loan Bank of Topeka
One Security Benefit Place, Suite 100
Topeka, KS 66606

September 16, 2011

Via Email and EDGAR

Paul Cline, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:         Federal Home Loan Bank of Topeka
Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 24, 2011
Form 10-Q for Quarterly Period Ended June 30, 2011 Filed August 11, 2011
File No. 000-52004

Dear Mr. Cline:

We are writing in response to your letter dated August 22, 2011, setting forth comments with respect to the above-referenced filings.

The responses of FHLBank Topeka to the staff’s comment letter are set forth below. The responses have been numbered to correspond to the numbering of the comment letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Allowance for Credit Losses, page 33

1.
Comment:  Please tell us and revise your future filings to expand the discussion of the methodology used to determine the inherent losses in your mortgage loan portfolio and, specifically, how it incorporates credit enhancements. Consider the need to provide quantified information of how credit enhancements will cover your delinquent loans, specifically setting forth the waterfall of those enhancements, and how they result in your recorded allowance.

Response:  In response to this comment, we will revise our disclosures to expand and clarify the discussion of our methodology for estimating the allowance for credit losses in our mortgage loan portfolio under the Critical Accounting Policies and Estimates section under Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations (beginning on page 33). We also will revise our disclosures to clarify the incorporation of credit enhancements and the layers established to absorb credit losses in Note 9 of the Notes to the Financial Statements under Item 8 – Financial Statements and Supplementary Data (beginning on page F-26). See Appendix A for our sample revised disclosures.

Please also see our current discussion of the credit loss protection under each mortgage loan product illustrating the credit loss protection by product and providing the specific calculations by product under the Mortgage Loans section of Item 1 – Business (beginning on page 5).

Form 10-Q for Quarterly Period Ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition

General

2.
Comment:  We note Standard and Poor’s Rating Services lowered your credit rating from AAA to AA+ on August 8, 2011. Please tell us and revise your disclosure in your next filing, to address management’s view of the impact of this credit rating downgrade on your future results of operations, financial position and liquidity, including the following (quantify amounts when possible):

▪
Address management’s view of both the short and intermediate term impact of the downgrade, including any impact upon your ability to continue to access the capital markets and the impact upon your funding costs;

▪
Tell us, with a view towards revised disclosure in future filings, about any significant contracts or covenants for any credit facility or other agreement that might be impacted by the downgrade; for example, quantify any additional collateral required to be delivered to derivative counterparties;

▪	Address any impact that downgrades of other entities’ securities, including fellow Federal Home Loan Banks, might have on your investment portfolio; and
▪	Address any impact that the downgrade had on any other financial instruments measured at fair value.

Response:  Please note the following responses to the four bullets above:
1)
We issue consolidated obligations through various debt issuance platforms (i.e., bullet bonds, discount notes, auctioned callable bonds, negotiated swapped callable bonds and floaters). These platforms were not uniformly impacted by the announcement of the downgrade. Subsequent to the downgrade, we experienced a widening in our bullet debt spreads across all maturities ( i.e., 2- to 10-year maturities) to comparable U.S. Treasury notes and bonds with the largest deterioration occurring with our longer-dated bullet maturities (i.e., 5-  and 10-year maturities), but we do not consider the widening experienced to date (2 to 13 basis points) to have caused a significant impact on funding.  On a relative LIBOR basis, our funding levels actually improved in the 2- and 3-year bullet sector but deteriorated in longer maturities indicating that the LIBOR interest rate curve widened more than our debt spreads in the 2- and 3-year sector and less than our debt spreads in the longer maturities. The cost of our discount notes in all maturity buckets has actually improved over this same time period. Auctioned callable bond spreads improved in the 3-year sector but deteriorated for all longer maturities and our negotiated swapped callable debt levels improved across the board on a relative LIBOR basis. Finally, the cost of short term LIBOR floaters (i.e., 12- and 18-month maturities) has improved substantially since the downgrade. Subsequent to the downgrade, any restriction in market access was self-imposed by us and the other 11 FHLBanks to avoid any potential deterioration in the FHLBanks’ funding franchise and market access. We, and the other 11 FHLBanks ceased this self-imposed limitation on debt issuance approximately one week after the downgrade. Since that time, the FHLBanks’ issuance volumes have returned to pre-downgrade levels.

In forecasting the intermediate-term impact, quantifying the impact of the downgrade on our funding cost and market access is very difficult because of other variables including the flight to quality that has occurred in response to the European debt crisis and other issues affecting global financial markets (i.e., Arab Spring and the Japanese nuclear disaster).  All things being equal and based upon historical evidence, a rational market observer might expect that the downgrade could cause our cost of funds to widen to comparable U.S. Treasury notes and bonds as other variables dissipate. It is, however, too soon since the S&P downgrade of our debt to determine the true impact of the downgrade for the intermediate term.

We anticipate that the impact of the current shift in our absolute or relative cost structure will have very little impact on the composition of our balance sheet or our net interest income because: (1) we price our advances directly off of our cost of funds curve and generally match fund these transactions; and (2) we have the capability of altering the pricing on our mortgage loans acquired through the Mortgage Partnership Finance® (MPF®) Program1 to reflect changes in our cost of funds. However, because the change in our cost of funds is passed through directly to our members through advance rates and MPF pricing, the short- and intermediate-term impact from an increase in our cost of funds could result in a decrease in demand from members for such products.

2)
There are three types of contracts or covenants that can be impacted by our credit ratings: Standby Bond Purchase Agreements (SBPAs), letters of credit and International Swaps and Derivatives Association (ISDA) master agreements.

▪	SBPAs were not impacted because the ratings triggers are based on our short-term ratings, which remain unchanged.
▪
Although we do not consider letters of credit as “significant contracts,” our letters of credit were not impacted by the ratings downgrade in any of our district states because either the state requirement is based on a downgrade by both Moody’s and S&P (we remain triple-A rated by Moody’s) or there were no rating requirements in the applicable state.

▪
As noted in our second quarter 2011 Form 10-Q, a downgrade could result in an increase in collateral posting requirements under certain of our ISDA contracts. In Note 7 of the Notes to the Financial Statements under Item 8 – Financial Statements and Supplementary Data (page F-28), we disclosed that if our credit rating had been lowered one level (e.g., from AAA to AA), we would have been required to deliver an additional $122,820,000 of collateral to our derivative counterparties as of June 30, 2011. Although the amount of collateral required to be delivered increased after the downgrade and prior to the filing of our second quarter 2011 Form 10-Q, it increased not only because of the downgrade but also because of declines in interest rates during that period (changes in rates impact the fair value of our derivatives and accordingly the collateral required to be posted). Nevertheless, the amount of the increase in collateral requirements during that timeframe was not materially different than the amount disclosed in our footnotes. Also, as disclosed in our Form 10-Q, we had sufficient liquidity to cover any additional collateral required under these agreements. Accordingly, we did not make a disclosure in our second quarter Form 10-Q. In future filings, we will disclose any material impact on our financial condition or results of operations, if any, of these collateral delivery requirements triggered by the downgrade.

3)
Under Federal Housing Finance Agency (Finance Agency) regulation and our Risk Management Policy, the downgrade resulted in a reduction in allowable credit exposure in government sponsored enterprises (GSE) debentures from the lower of 100 percent of our capital or the corresponding GSE’s capital position to no greater than 14 percent of our capital or the corresponding GSE’s capital position. While we are not required to divest ourselves of our current holdings that now exceed this limit (i.e., Fannie Mae and Freddie Mac debentures), the downgrade certainly limits our ability to expand our GSE investments. Limits for interbank loans, which are a common tool used by the FHLBanks to directly lend funds to each other, were not affected by the downgrades. In future filings, we will disclose any material impact to our statements of condition or results of operations resulting from any investment limitations required by the downgrade.

1 “Mortgage Partnership Finance,” “MPF” and “eMPF” are registered trademarks of the Federal Home Loan Bank of Chicago.

4)
We classify all GSE debentures and some Agency variable rate CMOs as trading securities and accordingly record them at fair value. The GSE debentures are fixed rate and have maturities ranging from a few months to 6 years. The variable rate Agency CMOs are 30-year amortizing instruments that reset monthly at a spread to 1-month LIBOR. We initially experienced some decrease in the fair value of these securities as a result of the downgrade but because of a subsequent rally in fixed income securities since the downgrade, we do not expect any losses to be significant or sustained.  The net fair values of these securities actually increased from July 31 to August 31, 2011. Although there was a net increase in fair values since the ratings downgrade, any future gains/losses could be impacted by spreads widening because of the downgrade. In future filings, we will disclose any material impact to our statements of condition or results of operations resulting from any changes in fair value of our trading securities that can be attributed to the downgrade.

Our derivative assets and derivative liabilities are also reported at fair value on our statements of condition. Each quarter, we evaluate the potential for the fair value of the instruments to be impacted by counterparty credit risk to determine if an adjustment to the overall fair value of derivatives is significant or necessary. See Note 14 of the Notes to the Financial Statements under Item 1 – Financial Statements (page 41) for additional information.

▪
Derivative assets are evaluated based on the amount of uncollateralized exposure to a derivative counterparty. We do not expect any significant changes in the credit adjustment for derivative assets at September 30, 2011 as a result of the downgrade.

▪
For derivative counterparties in a net liability position, any credit adjustment would be based on our credit or non-performance risk. We do not expect any significant changes in the credit adjustment for derivative liabilities at September 30, 2011 as a result of the downgrade.

Results of Operations, page 54

3.
Comment:  Please revise your future filings to change the name of the non-GAAP measures to more accurately reflect its content. In this regard, the use of the word “core” implies you are referring to your most central or essential operations and results. For example, removal of the impact of your derivative related activities from net income to arrive at “core” earnings or income implies that these activities are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe these non-GAAP measures, eliminating the use of the word “core” in its entirety in the title. Similarly, Tables 3 and 4 (on page 55) should be revised to include a heading which clearly indicates the non-GAAP measure being presented. You should also consider providing a discussion of what encompasses your routine operations or core businesses in future filings as well.

Response:  In response to this comment, we will expand our disclosures to better describe our business mission and our use of derivatives and trading securities under the Results of Operations section of Item 7 – Management’s Discussion and Analysis of Financial Condition and Operations (beginning on page 33) and as recommended, will eliminate the use of the word “core” in its entirety in describing our non-GAAP measures. See Appendix B for our sample revised disclosures.

We acknowledge that:
▪	FHLBank Topeka is responsible for the adequacy and accuracy of the disclosures in the filings;
▪	SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
▪	FHLBank Topeka may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 785.438.6077, if you have any questions regarding our responses.

Sincerely,

/s/ Denise L. Cauthon
Denise L. Cauthon
Senior Vice President and Chief Accounting Officer

Appendix A

2010 10-K, MD&A, Critical Accounting Policies and Estimates:
Allowance for Credit Losses: We have established an allowance methodology for each of our portfolio segments to estimate the allowance for credit losses, if necessary, to provide for probable losses inherent in our portfolio segments as described below:
▪
Mortgage Loans. We estimate the allowance for loan loss on homogeneous pools of mortgage loans or on an individual mortgage loan basis to assess the credit losses that are inherent in the portfolio but have not been realized.

●
Collectively Evaluated Mortgage Loans – The assessment of loan loss for the pools of loans entails breaking the loan pool into strata based on each of the current classifications of each loan (i.e., current, delinquent, non-performing, referred to foreclosure). We perform a migration analysis to determine the probability of default for each strat um of loans based on a short- and mid-term horizon utilizing historical statistics. In addition, we determine the pool’s historical loss statistics based on a short- and mid-term horizon to determine the loss severity . Loan balances, probability of default and loss severity are then utilized to determine the expected loan loss for the pool.

●
Individually Evaluated Mortgage Loans – We calculate an allowance for loan loss on individual loans if events or circumstances make it probable that we will not be able to collect all amounts due according to the contractual terms for a subset of the mortgage loans. We have determined that all mortgage loans in the MPF Program are considered collateral dependent and have elected to measure individual loan impairment based on collateral value less estimated cost to sell. Collateral value is based on appraisals, if available, or estimated property values using housing pricing indices. If the collateral value less cost to sell is less than the recorded investment in the loan, the loan is considered impaired. The excess of the recorded investment in the loan over the loan’s collateral value less cost to sell is recorded as the loan’s estimate of allowance for loan loss. If a loan has an individual impairment recorded, it is excluded from the collectively evaluated assessment process.

Once the collectively evaluated and individually evaluated assessments are completed, the total estimates of loan losses are accumulated to the master commitment level to determine if, and by how much, the estimated loan losses exceed the FLA. The estimated loan losses in excess of the FLA by master commitment may be covered up to the PFI’s CE obligation amount (provided by the PFI or through supplemental mortgage insurance). We are responsible for any estimated loan losses in excess of the PFI’s CE obligation for each master commitment. For additional information on the loss allocation rules for each MPF product , see Item 1 – “Business – Mortgage Loans. ” The estimated losses that will be allocated to us (i.e., excluding estimated losses covered by CE obligations) are recorded as the balance in the allowance for loan loss with the resulting offset being presented as the provision for credit losses on mortgage loans.
▪
Credit products. We have never experienced a credit loss on an advance and we currently do not anticipate any credit losses on advances. Based on the collateral held as security for advances, credit analysis and prior repayment history, no allowance for losses on advances is deemed necessary. We are required by statute to obtain and maintain security interests in sufficient collateral on advances to protect against losses, and to accept as collateral on such advances only certain qualified types of collateral, which are primarily U.S. government or government Agency/GSE securities, certain residential mortgage loans, deposits in the FHLBank and other real estate related assets. See Item 1 – “Business – Advances” for a more detailed collateral discussion.

▪
Direct financing lease receivable. We have a recorded investment in a direct financing lease receivable with a member for a building complex and property. Under the office complex agreement, we have all rights and remedies under the lease agreement as well as all rights and remedies available under the members’ Advance, Pledge and Security Agreement. Consequently, we can apply any excess collateral securing credit products to any shortfall in the leasing arrangement.

The process of determining the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. Because of variability in the data underlying the assumptions made in the process of determining the allowance for credit losses, estimates of the portfolio’s inherent risks will change as warranted by changes in the economy. The degree to which any particular change would affect the allowance for credit losses would depend on the severity of the change.

For additional information regarding allowances for credit losses, see Note 9 of the Notes to Financial Statements included under Item 8 – “Financial Statements and Supplementary Data.”

2010 Notes to the Financial Statements, Note 9:
The FHLBank has established an allowance methodology for each of its portfolio segments: credit products; government-guaranteed or insured mortgage loans held for portfolio; conventional mortgage loans held for portfolio; other loans; and the direct financing lease receivable.

Credit products: The FHLBank manages its credit exposure to credit products through an integrated approach that generally provides for a credit limit to be established for each borrower, includes an ongoing review of each borrower’s financial condition and is coupled with conservative collateral/lending policies to limit risk of loss while balancing borrowers’ needs for a reliable source of funding. In addition, the FHLBank lends to its members in accordance with Federal statutes and Finance Agency regulations. Specifically, the FHLBank complies with the Bank Act, which requires the FHLBank to obtain sufficient collateral to fully secure credit products. The estimated value of the collateral required to secure each member’s credit products is calculated by applying collateral discounts, or haircuts, to the par value or market value of the collateral. The FHLBank accepts certain investment securities, residential mortgage loans, deposits, and other real estate related assets as collateral. In addition, community financial institutions are eligible to utilize expanded statutory collateral provisions for small business loans, small farm loans and small agri-business loans. The FHLBank’s capital stock owned by borrowing members is held by the FHLBank as further collateral security for all indebtedness of the member to the FHLBank. Collateral arrangements may vary depending upon borrower credit quality, financial condition and performance; borrowing capacity; and overall credit exposure to the borrower. The FHLBank can call for additional or substitute collateral to protect its security interest. The FHLBank’s management believes that these policies effectively manage the FHLBank’s credit risk from credit products.

Based upon the financial condition of the member, the FHLBank either allows a member to retain physical possession of the collateral assigned to it, or requires the member to specifically assign or place physical possession of the collateral with the FHLBank or its safekeeping agent. The FHLBank perfects its security interest in all pledged collateral. The Bank Act affords any security interest granted to the FHLBank by a member priority over the claims or rights of any other party except for claims or rights of a third party that would be entitled to priority under otherwise applicable law and are held by a bona fide purchaser for value or by a secured party holding a prior perfected security interest.

1

Using a risk-based approach and taking into consideration each borrower’s financial strength, the FHLBank considers the type and level of collateral to be the primary indicator of credit quality on its credit products. As of December 31, 2010 and 2009, the FHLBank had rights to collateral on a member-by-member basis with an estimated value in excess of its outstanding extensions of credit.

The FHLBank continues to evaluate and make changes to its collateral guidelines, as necessary, based on current market conditions. As of December 31, 2010 and 2009, the FHLBank did not have any advances that were past due, on nonaccrual status or considered impaired. In addition, there have been no troubled debt restructurings related to credit products during 2010 and 2009.

Based upon the collateral held as security, its credit extension, and collateral policies, management’s credit analysis and the repayment history on credit products, the FHLBank did not incur any credit losses on credit products as of December 31, 2010 and 2009. Accordingly, the FHLBank has not recorded any allowance for credit losses.

As of December 31, 2010 and 2009, no liability to reflect an allowance for credit losses for off-balance sheet credit exposures was recorded. For additional information on the FHLBank’s off-balance sheet credit exposure see Note 18.

Mortgage Loans – Government-guaranteed or Insured: The FHLBank invests in government-guaranteed or insured fixed rate mortgage loans secured by one-to-four family residential properties. Government-guaranteed mortgage loans are mortgage loans insured or guaranteed by FHA, VA, RHS and/or HUD. Any losses from such loans are expected to be recovered from those entities. Any losses from such loans that are not recovered from those entities are absorbed by the servicers. Therefore, there is no allowance for credit losses on government-guaranteed or insured mortgage loans.

Mortgage Loans – Conventional: The allowances for conventional loans are determined by performing a migration analysis to determine the probability of default and loss severity rates. This is done through analyses that include consideration of various data observations such as past performance, current performance, loan portfolio characteristics, collateral-related characteristics, industry data and prevailing economic conditions. The measurement of the allowance for loan losses may consist of: (1) reviewing all residential mortgage loans at the individual master commitment level; (2) reviewing specifically identified collateral-dependent loans for impairment; (3) reviewing homogeneous pools of residential mortgage loans; and/or (4) estimating credit losses in the remaining portfolio.

The FHLBank’s management of credit risk in the MPF Program involves several layers of loss protection that are defined in agreements among the FHLBank and its PFIs. The availability of loss protection may differ slightly among MPF products. The FHLBank’s loss protection consists of the following loss layers, in order of priority:
▪	Homeowner Equity.
▪	Primary Mortgage Insurance (PMI). PMI is on all loans with homeowner equity of less than 20 percent of the original purchase price or appraised value.
▪
First Loss Account (FLA). The FLA functions as a tracking mechanism for determining the FHLBank’s potential loss exposure under each master commitment prior to the PFI’s credit enhancement obligation. If the FHLBank experiences losses in a master commitment, these losses will either be: (1) recovered through the withholding of future performance-based credit enhancement fees from the PFI; or (2) absorbed by the FHLBank. As of December 31, 2010 and 2009, the FHLBank’s exposure under the FLA was $20,938,000 and $17,344,000, respectively.

▪
Credit Enhancement Obligation (CE Obligation). PFIs have a CE obligation to absorb losses in excess of the FLA in order to limit the FHLBank’s loss exposure to that of an investor in an MBS that is rated the equivalent of double-A by a nationally recognized statistical rating organization. PFIs must either fully collateralize their CE obligation with assets considered acceptable by the FHLBank’s Member Products Policy or purchase supplemental mortgage insurance (SMI) from mortgage insurers. Any incurred losses that would be absorbed by the CE obligation are not reserved as part of the FHLBank’s allowance for loan losses. Accordingly, the calculated allowance was reduced by $550,000 and $327,000 for the years ended December 31, 2010 and 2009, respectively, for the amount in excess of the FLA to be covered by PFIs’ CE obligations. As of December 31, 2010 and 2009, CE obligations available to cover losses were $164,255,000 and $112,761,000, respectively.

The FHLBank pays the participating member a fee, a portion of which may be based on the credit performance of the mortgage loans, in exchange for absorbing the CE obligation loss layer up to an agreed-upon amount. Performance-based fees may be withheld to cover losses allocated to the FHLBank. The FHLBank records CE fees paid to the participating members as a reduction to mortgage interest income. The following table presents net CE fees paid to participating members for the years ended December 31, 2010 and 2009 (in thousands):

	2010	2009
Gross CE fees paid to PFIs	$2,989	$2,869
Performance-based CE fees recovered from PFIs	(193)	(345)
Net CE fees paid	$2,796	$2,524

Mortgage Loans Evaluated at the Individual Master Commitment Level: The credit risk analysis of all conventional loans is performed at the individual master commitment level to properly determine the credit enhancements available to recover losses on mortgage loans under each individual master commitment.

Collectively Evaluated Mortgage Loans: The credit risk analysis of conventional loans evaluated collectively for impairment considers loan pool specific attribute data, applies estimated loss severities and incorporates the credit enhancements of the mortgage loan programs. Migration analysis is a methodology for determining, through the FHLBank’s experience over a historical period, the rate of loss incurred on pools of similar loans. The FHLBank applies migration analysis to loans based on the following categories: (1) loans in foreclosure; (2) nonaccrual loans; (3) delinquent loans; and (4) all other remaining loans. The FHLBank then estimates how many loans in these categories may migrate to a realized loss position and applies a loss severity factor to estimate losses incurred at the Statement of Condition date.

Individually Evaluated Mortgage Loans: Certain conventional mortgage loans, primarily impaired mortgage loans that are considered collateral-dependent, may be specifically identified for purposes of calculating the allowance for credit losses. A mortgage loan is considered collateral-dependent if repayment is only expected to be provided by the sale of the underlying property, that is, if it is considered likely that the borrower will default and there is no CE obligation from a PFI to offset losses under the master commitment. The estimated credit losses on impaired collateral-dependent loans may be separately determined because sufficient information exists to make a reasonable estimate of the inherent loss for such loans on an individual loan basis. The FHLBank applies an appropriate loss severity rate, which is used to estimate the fair value of the collateral. The resulting incurred loss is equal to the carrying value of the loan less the estimated fair value of the collateral less estimated selling costs.

2

Appendix B

We fulfill our mission by: (1) providing liquidity to our members through the offering of advances to finance housing, economic development and community lending; (2) supporting residential mortgage lending through the MPF Program; and (3) providing regional affordable housing programs that create housing opportunities for low- and moderate-income families. In order to effectively accomplish our mission, we must obtain adequate funding amounts at acceptable rate levels. We use derivatives as tools to reduce our funding costs and manage interest rate risk and prepayment risk. We acquire and classify certain investments as trading investments for liquidity and asset-liability management purposes. Although we manage the risks mentioned and utilize these transactions for asset-liability tools, we do not manage the fluctuations in fair value of our derivatives or trading securities. We are essentially a “hold-to-maturity” investor and transact derivatives only for hedging purposes.

We believe that the presentation of income as we measure it for management purposes enhances the understanding of our performance by highlighting our underlying results and profitability. By removing volatility created by market value fluctuations and items such as prepayment fees, we can compare longer-term trends in earnings that might otherwise be masked. Therefore a s part of evaluating our financial performance, we adjust net income reported in accordance with GAAP for the impact of: (1) Affordable Housing Program (AHP) and Resolution Funding Corporation (REFCORP) assessments (assessments for AHP and REFCORP through June 30, 2011 were equivalent to an effective minimum income tax rate of 26.5 percent); (2) items related to derivatives and hedging activities; and (3) other items excluded because they are not considered a part of our routine operations or ongoing business model , such as prepayment fees, gain/loss on retirement of debt, gain/loss on sale of mortgage loans held for sale and gain/loss on securities. The result is referred to as “ adjusted income,” which is a non-GAAP measure of income. Adjusted income is used to compute a n adjusted ROE that is then compared to the average overnight Federal funds effective rate, with the difference referred to as adjusted ROE spread. Adjusted income and adjusted ROE spread are used: (1) to measure performance under our incentive compensation plans; (2) as a key measure in determining the level of quarterly dividends; and (3) in strategic planning. While we utilize adjusted income as a key measure in determining the level of dividends, we consider GAAP income volatility caused by gain (loss) on derivatives and trading securities in determining the adequacy of our retained earnings as determined under GAAP. Because the adequacy of GAAP retained earnings is considered in setting the level of our quarterly dividends, gain (loss) on derivatives and trading securities can play a factor in setting the level of our quarterly dividends. Because we are primarily a “hold-to-maturity” investor and do not trade derivatives , we believe that adjusted income, adjusted ROE and adjusted ROE spread are helpful in understanding our operating results and provide a meaningful period-to-period comparison in contrast to GAAP income and ROE based on GAAP income, which can vary significantly from period to period because of derivatives and hedging activities and other items that may be unpredictable or inconsistent from period-to-period . Derivative and hedge accounting affects the timing of income or expense from derivatives, but not the economic income or expense from these derivatives when held to maturity or call date. For example, interest rate caps are purchased with an upfront fixed cost to provide protection against the risk of rising interest rates. Under derivative accounting guidance, these instruments are then marked to market each month, which can result in having to recognize significant gains and losses from quarter to quarter, producing volatility in our GAAP income. However, the sum of such gains and losses over the term of a derivative will equal its original purchase price if held to maturity. Table 3 presents a reconciliation of GAAP income to adjusted income (a non-GAAP measure) for the three- and six-month periods ended June 30, 2011 and 2010 (in thousands):

Table 3

	Three-month Period Ended		Six-month Period Ended
	06/30/2011	06/30/2010	06/30/2011	06/30/2010
Net income (loss) , as reported under GAAP	$23,837	$10,058	$47,959	$(19,532)
Total assessments	8,447	0	17,163	0
Income (loss) before assessments	32,284	10,058	65,122	(19,532)
Derivative-related and other excluded items1	7,705	41,777	20,309	123,466
Adjusted income (a non-GAAP measure) 2	$39,989	$51,835	$85,431	$103,934
__________
1
Includes “Prepayment fees on terminated advances,” “Net gain (loss) on trading securities,” “Net gain (loss) on derivatives and hedging activities” and “Net realized gain (loss) on sale of mortgage loans held for sale” directly from our Statements of Income.

2
Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. To mitigate these limitations, we have procedures in place to calculate these measures using the appropriate GAAP components. Although these non-GAAP measures are frequently used by our stakeholders in the evaluation of our performance, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP.

Table 4 presents adjusted ROE (a non-GAAP measure) compared to the average Federal funds rate, which we use as a key measure of effective use and management of members’ capital (amounts in thousands):

Table 4

	Three-month Period Ended		Six-month Period Ended
	06/30/2011	06/30/2010	06/30/2011	06/30/2010
Average GAAP total capital for the period	$1,759,419	$1,921,331	$1,765,978	$1,933,969
ROE, based upon GAAP income before assessments	7.36%	2.10%	7.44%	(2.04)%
Adjusted ROE, based upon adjusted income1	9.12%	10.82%	9.76%	10.84%
Average overnight Federal funds effective rate	0.09%	0.19%	0.12%	0.16%
Adjusted ROE as a spread to average Federal funds rate1	9.03%	10.63%	9.64%	10.68%
__________
1
Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. To mitigate these limitations, we have procedures in place to calculate these measures using the appropriate GAAP components. Although these non-GAAP measures are frequently used by our stakeholders in the evaluation of our performance, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP.